Exhibit 12.1

EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES

EDUCATION REALTY OPERATING PARTNERSHIP, LP AND SUBSIDIARIES

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

		Year Ended December 31,				Nine months ended September 30,
	2009	2010	2011	2012	2013	2014
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(890)	$(9,122)	$(6,255)	$(304)	$5,493	$6,697
Interest expense, net of amortization of premium/discount	24,585	22,179	18,318	14,390	17,526	15,076
Amortization of deferred financing fees	1,047	1,276	1,246	1,215	1,758	1,533
Distributed income of equity investees	393	388	549	277	71	34
Portion of rent expense representative of interest	327	687	1,885	2,244	2,605	2,093
Total earnings	$25,462	$15,408	$15,743	$17,822	$27,453	$25,433

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$24,585	$22,179	$18,318	$14,390	$17,526	$15,076
Capitalized interest	554	13	911	3,884	5,038	4,503
Amortization of deferred fees	1,047	1,276	1,246	1,215	1,758	1,533
Portion of rent expense representative of interest	327	687	1,885	2,244	2,605	2,093
Total fixed charges	$26,513	$24,155	$22,360	$21,733	$26,927	$23,205

Consolidated ratio of earnings to fixed charges (1)	—	—	—	—	1.0	1.1

(1)	For the years ended December 31, 2009, 2010, 2011 and 2012 fixed charges exceeded earnings by $1,051, $8,747, $6,617 and $3,911, respectively.

(2)	As of December 31, 2010, 2011 2012 and 2013, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.